SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/ME No. 07.526.557/0001-00

NIRE 35.300.368.941

(“Company”)

NOTICE OF CAPITAL INCREASE APPROVED BY THE BOARD OF DIRECTORS

(Pursuant to Exhibit 30-XXXII of the Brazilian Securities and Exchange Commission’s Normative Ruling No. 480/09)

The Board of Directors approved and homologated, in a meeting held on March 25, 2019 at 02:30 pm, pursuant to the terms of Article 6 of the Company’s Bylaws and Article 168 of Brazilian Law No. 6,404/76, the issuance of new common shares as a result of the exercise, by certain beneficiaries, of options granted under the “First Program for the year of 2014 of the Company’s Stock Option Plan”, approved by the Board of Directors on March 7, 2014, within the scope of the Stock Option Plan, as approved by the Shareholders’ General Meeting held on July 30, 2013.

a.            Date of approval of the stock option plan by the Shareholders’ General Meeting

The Stock Option Plan was approved by the Shareholders’ General Meeting held on July 30, 2013.

b.            Capital Increase Amount and New Capital Stock

Capital increase amount	BRL 79,042,714.22
New capital stock	BRL 57,798,844,242.20

c.             Amount of issued shares per type and class

4,124,599 new common shares with no par value.

d.            Issuance price of the new shares

Issuance price per share	BRL 19.163733061

e.             Price for each of the issuer’s types and classes of shares in the respective markets in which the shares are negotiated, identifying:

i.           Lower, average and highest market price on each of the last three (3) years

Price (1)	2018 (BRL)	2017 (BRL)	2016 (BRL)
Lower	14,70	15,36	14,76
Average	19,25	18,15	17,05
Highest	23,58	21,11	18,47

(1) Historical price adjusted in order to reflect payments of interest on shareholder’s equity, as well as dividend distributions.

ii.      Lower, average and highest price on each quarter of the last two (2) years

Price (1)	Q42018 (BRL)	Q32018 (BRL)	Q22018(BRL)	Q12018(BRL)	Q42017(BRL)	Q32017 (BRL)	Q22017 (BRL)	Q12017 (BRL)
Lower	14,70	17,55	17,59	20,88	19,27	16,96	16,66	15,36
Average	16,12	18,42	20,56	21,84	20,02	18,79	17,50	16,36
Highest	18,06	19,49	23,51	23,58	21,11	20,53	18,74	17,29

(1) Historical price adjusted in order to reflect payments of interest on shareholder’s equity, as well as dividend distributions.

iii.     Lower, average and highest price on each month of the last six (6) months

Price (1)	03/2019 (2) (BRL)	02/2019 (BRL)	01/2019 (BRL)	12/2018 (BRL)	11/2018 (BRL)	10/2018 (BRL)
Lower	16,37	17,23	16,15	15,10	15,39	14,70
Average	16,88	18,34	17,25	15,67	16,00	16,58
Highest	17,31	18,75	18,00	16,40	16,58	18,06

(1)  Preço histórico ajustado para refletir pagamentos de juros sobre capital próprio e distribuições de dividendos.

(2)  Até o dia 21 de março de 2019.

iv.     Average price on the last ninety (90) days

Price (1)	90 days (BRL)
Average	17,44

(1) Historical price adjusted in order to reflect payments of interest on shareholder’s equity, as well as dividend distributions.

f.             Potential dilution percentage arising from the issuance

Dilution percentage	0,02623%

***

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer